Mail Stop 4561

October 12, 2006

Mr. Steven G. Holder
Co-Chief Executive Officer and Chairman
ECC Capital Corporation
1833 Alton Parkway
Irvine, CA 92606

> **Re: ECC Capital Corporation**
> **Form 10-K for Fiscal Year Ended December 31, 2005**
> **Filed April 17, 2006**
> **Forms 10-Q for Fiscal Quarters Ended March 31, 2006**
> **and June 30, 2006**
> **Filed May 15, 2006 and August 14, 2006**
> **File No. 1-32430**

Dear Mr. Holder:

We have reviewed your above referenced filings and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year Ended December 31, 2005

Item 6. Selected Financial Data, page 44

1.	In future filings, please revise to disclose cash dividends declared per common share. Refer to Item 301 of Regulation S-K.

Item 15. Exhibits and Financial Statements and Schedules, page 75

2.	Please tell us how you considered the requirements to provide Schedule II – Valuation and qualifying accounts for your valuation allowances on loans held for sale and loans held for investments, as well to provide Schedule IV – Mortgage loans on real estate. Refer to Rule 5-04 of Regulation S-X.

Exhibits

Exhibits 32.1, 32.2 and 32.3

3.	We note that paragraph one of the certifications required by Exchange Act Rule 13a-14(b) identifies the wrong periodic report. Please file an amendment to the Form 10-K for the year ended December 31, 2005 that includes the entire periodic report and new, corrected certifications.

Form 10-Q for the Fiscal Quarter Ended June 30, 2006

Exhibits

Exhibits 32.1, 32.2 and 32.3

4.	We note that paragraph one of the certifications required by Exchange Act Rule 13a-14(b) identifies the wrong periodic report. Please file an amendment to the Form 10-Q for the quarter ended June 30, 2006 that includes the entire periodic report and new, corrected certifications.

	As appropriate, please amend your filings and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please file your cover letter on EDGAR. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

You may contact Amanda Sledge, Staff Accountant, at (202) 551-3473 or the undersigned at (202) 551-3403 if you have questions.

Sincerely,

Steven Jacobs
Accounting Branch Chief